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FORM 12b-25	SEC FILE NUMBER 000-30877
CUSIP NUMBER
NOTIFICATION OF LATE FILING	G5876H105

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 28, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Marvell Technology Group Ltd.
Full Name of Registrant

Former Name if Applicable

Canon’s Court 22 Victoria Street
Address of Principal Executive Office (Street and Number)

Hamilton HM 12 Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced by Marvell Technology Company Ltd. (the “Company”), a special committee of the Company’s Board of Directors is conducting an independent internal review relating to the Company’s historical stock option practices and related accounting matters.  Because the special committee has not completed its review, the Company is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2006 by the prescribed due date for such report.  The Company plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2006 as soon as practicable following the conclusion of the special committee’s review, but does not expect that filing to occur on or before the fifth calendar day following the prescribed due date for such report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	George A. Hervey	408	222-2500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

	The Company has not yet filed its Form 10-Q for the fiscal quarter ended July 29, 2006.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 16, 2006, the Company announced preliminary, unaudited revenue for the fiscal quarter ended October 28, 2006.  Net revenue for the fiscal quarter ended October 28, 2006 was $520.4 million, an increase of 22% over net revenue of $426.0 million for the fiscal quarter ended October 29, 2005.  On October 3, 2006, the Company announced it will need to restate historical financial statements to record additional non-cash charges for stock-based compensation expense related to past option grants. The Company has not yet been able to determine the amount of these charges, the resulting tax and accounting impact of these actions, or which specific reporting periods require restatement.  As described in Part III above, the special committee has not completed its internal review of the Company’s historical stock option practices and related accounting matters.  Until the special committee’s review is completed, the Company cannot determine whether there will be any significant change in results of operations from the corresponding period for the last fiscal year that will be reflected in its Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2006, when that report is filed, other than with respect to its net revenue.

Except for the historical information contained herein, the matters set forth in this Form 12b-25, including statements with respect to expectations regarding the timing of filing of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2006, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the timing and outcome of the special committee’s review and the conclusions of the special committee resulting from that review, actions that may be taken or required as a result of the special committee’s review, and actions by the Securities and Exchange Commission or other regulatory agencies as a result of their review of the Company’s stock option practices.  In particular, the Company may be required to make adjustments to financial results previously reported for prior periods, as a result of the special committee’s review.  Those adjustments could have a material adverse effect on the Company’s results of operations for those periods. When the review is complete and the Company files its Form 10-Q, the financial statements may differ from the results disclosed in this Form 12b-25, not only as a result of any required adjustments resulting from the special committee review, but also because judgments and estimates that management used in preparing the financial results reported in this Form 12b-25 may need to be updated to the date of the filing.  For other factors that could cause the Company’s results to vary from expectations, please see the sections titled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2006 and “Additional Risk Factors” in the Company’s Current Report on Form 8-K filed on October 17, 2006 and other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  The Company undertakes no obligation to revise or update publicly any forward-looking statement in this Form 12b-25, except as otherwise required by law.

Marvell Technology Group Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 6, 2006	By	/s/ George A. Hervey
George A. Hervey Vice President of Finance and Chief Financial Officer